UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

Current Report Pursuant to Regulation A

Date of Report: February 1, 2018

(Date of earliest event reported)

NY RESIDENTIAL REIT, LLC

(Exact name of issuer as specified in its charter)

Delaware	81-4685796
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

555 Madison Avenue, 6th Floor

New York, New York 10022

(Full mailing address of principal executive offices)

(212) 692-5540

(Issuer’s telephone number, including area code)

ITEM 9. OTHER EVENTS

Transaction regarding our Sponsor and Manager

On February 1, 2018, our sponsor, Commencement Capital LLC, was acquired by Stayawhile, Inc. a Delaware corporation (the “Transaction”). Our Manager, Commencement NY LLC, is a wholly owned subsidiary of our sponsor. As part of the Transaction, our sponsor will change its name to Compound Asset Management, LLC and our Manager to Compound NY LLC. Jesse Stein, our Chief Executive Officer, will continue to control the day to day operations of our sponsor and our Manager. Mr. Stein’s title at our sponsor has been changed to Chief Investment Officer and Janine Yorio has been appointed as the Chief Executive Officer of our sponsor.

Janine Yorio is the Chief Executive Officer of Stayawhile, Inc. a company that she founded in October 2016. Over her career, she has originated, negotiated and closed over $2 billion in real estate investments. Prior to founding Stayawhile, she worked as co-founder of Roam Co-Living from July 2015 to April 2016. From February 2009 to July 2015, she was founder and CEO of NewSeed Advisors, a boutique investment banking firm for the farmland and sustainable agriculture industries which was sold to a publicly-traded company. Prior to that, she worked as Senior Vice President of Acquisitions & Development at Andre Balazs Properties (owner/manager of the Standard Hotels, Chateau Marmont, Sunset Beach and Mercer Hotel), and prior to that she was managing director of NorthStar Capital, where she managed a diversified portfolio of structured real estate investments, including the initial public offerings for three REITs and for Morgans Hotel Group. She began her career in investment banking at Salomon Brothers Inc. Mrs. Yorio graduated from Yale University.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NY Residential REIT, LLC a Delaware limited liability company

By:	/s/ Jesse Stein
Name:	Jesse Stein
Its:	Chief Executive Officer
Date:	February 1, 2018